Exhibit 2.1

AMENDMENT NO. 2 TO THE AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 2 TO THE AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of September 22, 2026 (the “Amendment Date”), is entered into by and among Barinthus Biotherapeutics plc, a public limited company organized under the Laws of England and Wales (“Beacon”), Beacon Topco, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Beacon (“Topco”), Cdog Merger Sub, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Topco (“Merger Sub”), and Clywedog Therapeutics, Inc., a Delaware corporation (“Clywedog”), and amends that certain Agreement and Plan of Merger, dated as of September 29, 2025, by and among Beacon, Topco, Merger Sub and Clywedog (as amended or otherwise modified prior to the date hereof, the “Merger Agreement”). Each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Merger Agreement.

RECITALS

WHEREAS, Beacon, Topco, Merger Sub and Clywedog entered into the Merger Agreement on September 29, 2025 which was subsequently amended on February 22, 2026;

WHEREAS, Section 11.2 of the Merger Agreement provides that the Merger Agreement may be amended at any time by an instrument in writing signed by each of the parties thereto;

WHEREAS, each of Beacon, Topco, Merger Sub and Clywedog desires to amend certain terms of the Merger Agreement as set forth this Amendment;

WHEREAS, the Beacon Board has unanimously (i) approved and declared advisable the Merger Agreement (as amended or modified by this Amendment) and consummation of the transactions contemplated therein, including the Scheme Transaction and the Scheme of Arrangement, (ii) determined that the terms of the Merger Agreement (as amended or modified by this Amendment) and the Scheme of Arrangement, the Scheme Transaction and the other Contemplated Transactions are in the best interests of Beacon and would promote the success of Beacon for the benefit of Beacon Shareholders as a whole, and (iii) resolved to recommend that the Beacon Shareholders approve the Scheme of Arrangement at the Scheme Meeting;

WHEREAS, the Clywedog Board has (i) determined that the terms of the Merger Agreement (as amended or modified by this Amendment) and the Merger are fair to, advisable and in the best interests of Clywedog and its stockholders, (ii) approved and declared advisable the Merger Agreement (as amended or modified by this Amendment) and the Contemplated Transactions, including the Merger and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement (as amended or modified by this Amendment), that the stockholders of Clywedog vote to adopt the Merger Agreement (as amended or modified by this Amendment) and thereby approve the Contemplated Transactions, including the Merger; and

WHEREAS, each of the sole stockholders of Topco and Merger Sub and the Merger Sub Board has determined that the Contemplated Transactions, including the Combinations, and in the case of Topco, the Stock Issuance, are in the best interest of Topco and Merger Sub, respectively, and each of their respective stockholders, and has approved the Merger Agreement (as amended or modified by this Amendment) and the Contemplated Transactions, including the Combinations, and in the case of Topco, the Stock Issuance.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Beacon, Topco, Merger Sub and Clywedog hereby agree as follows:

AGREEMENT

1.	Amendments.

(a) Section 2.3 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

Unless this Agreement is earlier terminated pursuant to the provisions of Section 10.1, and subject to the satisfaction or waiver of the conditions set forth in Section 7, the consummation of the Merger (the “Closing”) shall take place remotely on October 31, 2026 (subject to the satisfaction or waiver of the conditions set forth in Section 7, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Beacon and Clywedog may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in form and substance as agreed to by the Parties (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Beacon and Clywedog (the time as of which the Merger becomes effective being referred to as the “Merger Effective Time”).

(b) Section 10.1(b) of the Merger Agreement is hereby amended and restated in its entirety to be read as follows:

by either Beacon or Clywedog if the Closing Date shall not have occurred by October 31, 2026 (subject to possible extension as provided in this Section 10.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to Clywedog or Beacon if such Party’s action or failure to act has been a principal cause of the failure of such closing condition to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement;

3.            Confirmation of Merger Agreement. Other than as expressly amended or modified pursuant to this Amendment, all of the provisions of the Merger Agreement are hereby ratified and confirmed and shall remain to be in full force and effect in accordance with their respective terms.

4.            Counterparts. This Amendment may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement.

5.            General Provisions. The provisions of Sections 1.2, 11.2, 11.3, 11.4, 11.5, 11.6, 11.7, 11.9, and 11.10 of the Merger Agreement shall apply to this Amendment, mutatis mutandis.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

BARINTHUS BIOTHERAPEUTICS PLC

By:	/s/ William Enright
Name:	William Enright
Title:	Chief Executive Officer

BEACON TOPCO, INC.

By:	/s/ William Enright
Name:	William Enright
Title:	Chief Executive Officer

CDOG MERGER SUB, INC.

By:	/s/ William Enright
Name:	William Enright
Title:	Chief Executive Officer

CLYWEDOG THERAPEUTICS, INC.

By:	/s/ Nikolay Savchuk
Name:	Nikolay Savchuk
Title:	Chief Executive Officer

4